January 31, 2006

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
File No. 0-23253

Ladies and Gentlemen:

We hereby submit supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated December 28, 2005. The staff has requested the Company to provide the staff with supplemental information for further staff review. Accordingly, the Company has not amended any of the reviewed filings in connection with this supplemental submission.

1.	“Regarding your Series D warrants, what consideration did you give to the fact that the exercise price is based upon the company’s EBITDA in determining whether or not you qualify for the scope exception in paragraph 11a(1) of FAS 133? Based upon the changing exercise price, it would appear that settlement is not based solely upon changes in your stock.”

In accounting for the Series D warrants, the Company considered the fact that the warrant exercise price is based upon the Company’s EBITDA in determining whether or not the Company qualifies for the scope exception in paragraph 11a(1) of FAS 133. As described below, the Company concluded that it qualifies for this scope exception.

As disclosed in the reviewed filings, the Series D warrant exercise price will be fixed at a price between $.01 and $.50 as of the initial warrant exercise date based on the Company’s consolidated EBITDA. The warrant agreement defines “EBITDA” as the Company’s consolidated net income (net loss) before interest expense, income tax expense, depreciation expense and amortization expense (subject to specified adjustments) for the last twelve months ended March 31, 2007 (or in the event of early exercisability, for the EBITDA measurement period specified in the warrant agreement). The exercise price will not change after it is fixed as of the initial exercise date, which

Securities and Exchange Commission

January 31, 2006

Page -2-

will be June 30, 2007, unless exercisability is triggered earlier upon a change of control of the Company or specified dispositions of Company securities by the Company’s majority stockholders. Accordingly, the warrant exercise price will remain the same from the initial exercise date through the expiration of the warrant exercise period on July 1, 2009.

The scope exception in paragraph 11a(1) of FAS 133 provides as follows:

“11. Notwithstanding the conditions of paragraphs 6–10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Statement:

a.	Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

In making its determination that it qualified for the foregoing scope exception, the Company relied upon EITF Abstract Issue No. 01-6, “The Meaning of Indexed to a Company’s Own Stock.” The relevant portion of this guidance states as follows:

“The Task Force reached a consensus on Issue 2 that instruments within the scope of this Issue are considered indexed to a company’s own stock within the meaning of Issue 00-19 and paragraph 11(a) of Statement 133 for the issuer provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.”

The Company believes that the Series D warrants are indexed to the Company’s own stock within the meaning of the foregoing guidance. As explained above, the warrant exercise price will be calculated solely by reference to the Company’s EBITDA for the defined measurement period, which will conclude prior to the initial warrant exercise date. Accordingly, the contingency measured solely with respect to the Company’s own operations will be finally resolved before the warrants may first be exercised.

The Company notes that, in connection with its determination of the fair value of the warrants, the Company used accounting estimates to estimate EBITDA for the specified measurement period for purposes of determining the expected warrant exercise price.

Securities and Exchange Commission

January 31, 2006

Page -3-

2.	“Given that the Series D warrants are exercisable into an instrument that will be classified outside of permanent equity, it appears that you should classify the warrants outside of permanent equity, according to EITF Topic D-98. Please revise or advise.”

In classifying its Series D warrants as permanent equity, the Company relied upon EITF Issue No. 00-19, paragraph 9 of which provides as follows:

“Contracts that are initially classified as equity are accounted for in permanent equity as long as those contracts continue to be classified as equity. If physical settlement is assumed or required and the company is obligated to deliver cash as part of the physical settlement, then public companies should refer to ASR 268 and Topic No. D-98 ‘Classification and Measurement of Redeemable Securities,’ which provide guidance by analogy for those transactions, and account for the transactions as provided below under ‘Equity instruments — temporary equity.’”

The Company believes that classification of the Series D warrants as permanent equity is appropriate because (1) the Company has no obligation to deliver cash to settle the Series D warrant contract, (2) all of the warrant holders may elect to exercise the Series D warrants solely to purchase shares of common stock, and (3) the Company has no obligation to buy back the warrants from the holders and the holders have no right to “put” the warrants back to the Company, as would be the case with warrants having a “put” feature.

No Cash Settlement. The terms of the Series D warrants provide for settlement solely in shares of common stock or shares of 8% Series C convertible redeemable preferred stock (the “Series C preferred stock”). The Company refers the staff to its letter dated November 23, 2005 in which the Company described in detail its consideration of the conditions for equity classification of the Series D warrants set forth in paragraphs 12 through 32 of EITF Issue No. 00-19.

Exercise for Common Stock. The Series D warrants may be exercised at the holder’s option to purchase either shares of common stock or shares of Series C preferred stock. Accordingly, all of the warrant holders may elect to exercise the warrants solely for shares of common stock.

Common stock is classified as permanent equity in the Company’s statement of financial position. Upon the Company’s issuance of common stock upon exercise of Series D warrants, the amount previously recorded as “warrants outstanding,” plus the consideration to be received on exercise, would be treated as proceeds of the common stock issued. This would be reflected in the carrying amount for the common stock in the Company’s statement of financial position.

Securities and Exchange Commission

January 31, 2006

Page -4-

Exercise for Series C Preferred Stock. The warrant holders also may elect to exercise the Series D warrants to purchase shares of Series C preferred stock, although none of the holders is obligated to do so. Accordingly, it is possible that no warrants would be exercised for Series C preferred stock.

The Company has described how it proposes to account for the Series C preferred stock, if any is issued, in its response to the staff’s third comment.

Expiration of Warrants Unexercised. If the Series D warrants should expire unexercised, any amount previously classified as “warrants outstanding” would be transferred to additional paid-in-capital and accordingly classified as permanent equity.

3.	“Tell us in detail how you considered SFAS 133 and EITF 00-19 in accounting for your Series C preferred stock, to be issued upon exercise of your Series C and Series D warrants.”

The staff is advised that, as disclosed in the reviewed filings, the Company’s Series C warrants may be exercised solely to purchase shares of common stock.

In considering the way in which it would account for the Series C preferred stock issuable upon exercise of the Series D warrants, the Company determined that the Series C preferred stock should not be considered to be a derivative instrument for purposes of SFAS No. 133. For these purposes, the Series C preferred stock constitutes a financial instrument that has an embedded feature (consisting of the option to convert the preferred stock to a fixed number of shares of common stock) within a host contract that permits the purchase of the Company’s common stock. The Series C preferred stock also may be settled in cash if the investor holds the stock to the stated mandatory redemption date of October 29, 2012 and allows the conversion option to expire unexercised.

Pursuant to SFAS No. 133, derivative instruments embedded in other contracts should be separated from the host contract and accounted as a derivative instrument only if all of the specified criteria are met, including the criteria that a separate instrument with the same terms as the embedded instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to SFAS No. 133. In addition, under paragraph 11(a) of SFAS No. 133, contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position will not be considered derivative instruments for purposes of SFAS No.133.

EITF Issue No. 00-19 does not address the accounting for either the derivative component or the financial instrument when the derivative component is embedded in and not detachable from the financial instrument; however, pursuant to paragraph 4 of Issue

Securities and Exchange Commission

January 31, 2006

Page -5-

No. 00-19, for purposes of evaluating under SFAS No. 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraph 12-32 of EITF Issue No. 00-19 do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may realize the value of the conversion option only by exercising the option and receiving the entire proceeds in a fixed number of shares.

Pursuant to EITF Abstract Issue No. 05-2, “The Meaning of ‘Conventional Convertible Debt Instrument’ in Issue No. 00-19,” if convertible preferred stock with a mandatory redemption date is convertible only into a fixed number of shares of common stock, the conversion feature does not have to be bifurcated from the host contract and considered a derivative for purposes of SFAS No. 133. The embedded option feature of the Series C preferred stock is indexed to the Company’s own stock within the meaning of paragraph 11(a) of SFAS No. 133, and the Series C preferred stock would be classified in stockholders’ equity in the Company’s statement of financial position. As discussed in Interpretation 11-1, temporary equity is considered stockholders’ equity when applying paragraph 11(a) of SFAS No. 133.

The Company further determined that, because the Series C preferred stock, if issued, would be conditionally redeemable within the meaning of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” and would remain conditionally redeemable until the stated mandatory redemption date of October 29, 2012, the Series C preferred stock would properly be classified as temporary equity in the Company’s statement of financial position. The Series C preferred stock would be conditionally redeemable because (1) such stock would be convertible at the holder’s option, at any time and from time to time from the issue date through the business day before the stated mandatory redemption date, into a fixed number of shares of common stock and (2) the Company’s exercise of its optional redemption right and its mandatory redemption obligation would be subject to conditions. For so long as the initial holders of the Series C preferred stock and their affiliates are the owners of at least 50% of the outstanding shares of the Series C preferred stock, the Company’s exercise of optional or mandatory redemption would be conditional upon its receipt of the prior written consent of those initial holders owning at least 50% of the outstanding shares of the Series C preferred stock, unless the Company were concurrently to redeem a pro rata portion of its Series A and Series B convertible preferred stock.

Securities and Exchange Commission

January 31, 2006

Page -6-

The Company believes that, if not earlier converted into common stock, the Series C preferred stock could become mandatorily redeemable at the stated maturity date of October 29, 2012. Consequently, the Company would recognize in each reporting period amounts representing dividends that would be payable under the redemption features and would recognize changes in the redemption value as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Such changes in redemption value would be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in-capital, and would reduce or increase income applicable to common stockholders in the calculation of earnings per share and the ratio of earnings to combined fixed charges and preferred stock dividends.

If any Series D warrants were exercised to purchase Series C preferred stock, the initial carrying amount of the preferred stock would be its fair value at the date of issue. To the extent that the fair value were to differ from the amount previously recorded as “warrants outstanding” plus the consideration to be received on exercise, that amount would be deducted from or added to net earnings available to common stockholders. Shares of Series C preferred stock would be convertible at the holder’s option, in whole or in part, at any time after such shares are issued into a number of shares of common stock that is equal to the product of the conversion rate then in effect times the sum of the number of shares of preferred stock being so converted plus the number of shares of preferred stock then issuable in payment of accumulated and current dividends. Each share of Series C preferred stock would be convertible into .4445 of one share of the common stock (subject to antidilution adjustments). When convertible preferred stock is converted into common stock pursuant to its original conversion terms, the net carrying amount of the preferred stock, including any cumulative dividends whether or not declared, that will not be paid will be credited to common stock outstanding as to the par value of the common stock issued, and the balance will be credited to paid-in-capital.

*        *        *        *        *

Please direct any questions or comments with respect to the foregoing matters to the undersigned at telephone no. 256-382-3827.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer

cc:    Richard J. Parrino

         Hogan & Hartson L.L.P.